TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                    Filed by General Motors Corporation (GM)
                    Subject Company - General Motors Corporation
                    Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following is based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Annual Report on Form 10-K for the year ended December 31, 1999.

                                * * * * * * * * *

Th following is a Morgan Stanley Dean Witter/GM/Hughes Electronics press release issued on May 5, 2000:

              MORGAN STANLEY DEAN WITTER, GM AND HUGHES ELECTRONICS
                LAUNCH VIRTUAL PRESENTATION FOR RETAIL INVESTORS
                 First Internet Presentation Open to the Public


NEW YORK, May 5, 2000-- Morgan Stanley Dean Witter (NYSE: MDW), General Motors Corp. (NYSE: GM, GMH), and Hughes Electronics Corporation today announced the launch of the first Internet management presentation open to retail investors in a transaction of this type. The presentation involves GM's exchange offer of shares of its Class H common stock for outstanding shares of its $1 2/3 par value common stock up to about $9bn of Class H common stock (as of the time of commencement). The exchange offer, currently underway, is being used by GM to repurchase up to 14 percent of its GM $1-2/3 par value common stock.

      The Internet presentation features 19 minutes of slides and streaming audio narrated by Hughes' Chief Executive Officer, Michael T. Smith, and Roxanne Austin, Hughes' Chief Financial Officer. The site also allows viewers to download the prospectus, read through questions and answers on the exchange offer, and view the speakers' biographies.

      Investors   in  the  United   States  may  view  the  virtual   management
presentation at www.msdw.com/gm-gmh-exchange. The site will be available live until midnight on Friday, May 19, when the exchange offer is scheduled to expire.

      MSDW, which is acting as dealer-manager for the offer, worked in conjunction with NextVenue to broadcast the presentation on behalf of GM and its Hughes subsidiary.

      "MSDW is committed to delivering value-added content to our retail investor base, and we intend to use this technology more broadly going forward," said Jon Anda, a managing director and co-head of Global Equity Capital Markets at MSDW.

      In addition to the information contained on the website, GM has filed with the SEC a prospectus and other documents and information relating the exchange offer.



                                      - 1 -

      Morgan Stanley Dean Witter & Co. is a global financial services firm and a market leader in securities, asset management, and credit services. The Company has offices in New York, London, Tokyo, Hong Kong, and other principal financial centers around the world and has 488 securities branch offices throughout the United States.


GM urges holders of the GM $1-2/3 par value common stock to read the final registration statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1 2/3 par value common stock may obtain a free copy of the final prospectus and other documents filed by General Motors at the SEC's website at www.sec.gov, at General Motors' website www.gm.com, or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy (MC 480-000-FC1), Madison Heights, Michigan 48071, telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell, or a solicitation of any offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.

                                           # # #











































                                      - 2 -